Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

CONTINUING CONNECTED TRANSACTIONS

RENEWAL OF THE MEDIA SERVICES FRAMEWORK

AGREEMENT AND THE CATERING SERVICES FRAMEWORK

AGREEMENT

The Board hereby announces that on 28 December 2021, the Company and certain subsidiaries of CSAH have renewed the Media Services Framework Agreement and the Catering Services Framework Agreement, both for a term of three years commencing from 1 January 2022.

CSAH is the controlling shareholder of the Company, directly and indirectly holding approximately 64.20% of the total number of issued shares in the Company as at the date of this announcement. CASH is a connected person of the Company under the Listing Rules. As CASH holds 60% equity interest in SACM and 50.1% equity interest in SACC, each of them is an associate of CASH and is a connected person of the Company under the Listing Rules. Accordingly, the transactions contemplated under each of the Continuing Connected Transaction Agreements constitute continuing connected transactions of the Company under the Listing Rules.

According to the Listing Rules, as the highest applicable percentage ratio for the annual caps of the transactions contemplated under each of the Continuing Connected Transaction Agreements for the three-year period ending 31 December 2024 exceeds 0.1% but is less than 5%, the transactions contemplated under each of the Continuing Connected Transaction Agreements are only subject to the reporting, announcement and annual review requirements and are exempted from the independent shareholders’ approval requirement under the Listing Rules.

The Board hereby announces that on 28 December 2021, the Company and certain subsidiaries of CSAH have renewed the Media Services Framework Agreement and the Catering Services Framework Agreement, both for a term of three years commencing from 1 January 2022.

1. MEDIA SERVICES FRAMEWORK AGREEMENT

Reference is made to the announcements of the Company dated 27 December 2018 and 29 November 2019 in relation to, among other matters, the Existing Media Services Framework Agreement and the revised existing annual caps.

As the Existing Media Services Framework Agreement and its existing annual caps (as revised) will expire on 31 December 2021 and the transactions contemplated under the Existing Media Services Framework Agreement are expected to continue, the Company entered into the Media Services Framework Agreement on 28 December 2021 (after trading hours) with SACM to renew the Existing Media Services Framework Agreement for a further term of three years from 1 January 2022 to 31 December 2024.

Subject Matter

Pursuant to the Media Services Framework Agreement, SACM Group agrees to continue to provide the Group with (i) agency services for collecting, editing and distribution for the Group’s internal publicity media and platforms; (ii) exclusive advertising agency services for the Company and advertising agency services for the Company’s wholly-owned or controlled subsidiaries; (iii) agency services for the planning, procurement and production of entertainment content in the application software of the Group’s in-flight entertainment system; (iv) supply services for CSA Mall; (v) recruitment public relations services; (vi) newspaper placement services; and (vii) other media services.

Pricing Policy

The service fees for media services provided by the SACM Group to members of the Group are determined by reference to market prices after arms-length negotiations between the parties. The market prices are determined in the following order: (a) the prices then charged by independent third parties providing similar services under normal trading conditions in or in the vicinity of the place where such services are provided; or (b) the prices then charged by independent third parties providing similar services under normal trading conditions within the PRC.

The Company will assign staff to check prices and terms offered by independent third parties for similar products or services (usually through online price comparison tools).

Existing Annual Caps and Historical Transaction Amounts

Set out below are the existing annual caps (as revised) for the continuing connected transactions contemplated under the Existing Media Services Framework Agreement for the three years ending 31 December 2021 and historical transaction amounts of the continuing connected transactions contemplated under the Existing Media Services Framework Agreement for the two years ended 31 December 2020 and the nine months ended 30 September 2021:

	For the year ended 31 December 2019 (RMB million)	For the year ended 31 December 2020 (RMB million)	For the year ending 31 December 2021 (RMB million)
Existing Annual Caps (As Revised)	200.9	170	190

	For the year ended 31 December 2019 (RMB million)	For the year ended 31 December 2020 (RMB million)	For the nine months ended 30 September 2021 (RMB million)
Historical Transaction Amounts	196	169	78

The historical transaction amounts for the transactions under the Existing Media Services Framework Agreement for the two years ended 31 December 2020 are substantially in line with the existing annual caps (revised). The difference between the historical transaction amount for the transactions under the Existing Media Services Framework Agreement for the nine months ended 30 September 2021 and the existing annual caps (revised) is due to the decrease in passengers and flights as a result of the pandemic, and the Company reduced its business accordingly

Annual Caps and Basis of Determination of the Annual Caps

The annual caps for the Media Services Framework Agreement for the three years ending 31 December 2024 are RMB240 million, RMB261 million and RMB282 million respectively. The above-mentioned annual caps were determined with reference to the historical transaction amounts of the transactions under the Existing Media Services Framework Agreement and the Group’s development plan and projected business growth from 2022 to 2025. The main factors considered include (i) as the daily flights and passenger traffic volume of the Company gradually recover as compared with that during the epidemic period, the business scale of in-flight entertainment program agency service from 2022 to 2024 is expected to recover to the same level as that before the COVID-19 pandemic, and the relevant transaction amount is expected to increase by RMB31.55 million compared with that of 2020; (ii) according to the Group’s future development plan, the Group will develop the ecosphere strategy and expand its cooperation business with the SACM Group to enhance value creation output in the future. The historical transaction amount for the supply services for CSA Mall for the year 2020 is RMB45 million, while the whole-year transaction amount for year 2021 is estimated to be RMB60 million, representing a 33% year-on-year growth. Based on the same grow rate, the transaction amount for year 2022 will reach RMB80 million. Taking into account the growth in the number of passengers and consumption, it is expected that the transaction amount of the supply services for CSA Mall will increase by RMB20 million per year for the next three years; and (iii) with consideration of a reasonable business growth of the company, it is expected that the business scale of agency services for collecting, editing and distribution for the Group’s internal publicity media and platforms and of advertising agency services from 2022 to 2024 will increase slightly as compared with that of 2020, and the relevant transaction volume will also increase.

Reasons for and Benefits of Entering into the Media Services Framework Agreement

The Company is expected to continue to benefit from the renewal of the Media Services Framework Agreement regarding various media services in order to fit the operational needs of the Group. Through the development of the cooperation with SACM in respect of services including the advertising agency, the planning, procurement and production of in-flight entertainment program agency services, supply services for CSA Mall, public recruitment services, distribution of newspapers and magazines and cooperation in other media services, etc., the Directors believe that these transactions will help satisfy the operational need of the Group, enhance the level of services and the corporate image of the Group, which will be in the interests of the Company and the shareholders as a whole.

2. CATERING SERVICES FRAMEWORK AGREEMENT

Reference is made to the announcement of the Company dated 27 December 2018 in relation to, among other matters, the Existing Catering Services Framework Agreement and its existing annual caps.

As the Existing Catering Services Framework Agreement and the existing annual caps thereunder will expire on 31 December 2021 and the transactions contemplated under the Existing Catering Services Framework Agreement are expected to continue, the Company entered into the Catering Services Framework Agreement on 28 December 2021 (after trading hours) with SACC to renew the Existing Catering Services Framework Agreement for a further term of three years from 1 January 2022 to 31 December 2024.

Subject Matter

Pursuant to the Catering Services Framework Agreement, SACC agrees to provide (i) the ordering, preparation, supply, recycling, storage and loading services for the in-flight meal and supply; (ii) supply services of meal and service supplies in the two-class lounges; and (iii) other relevant services, for the arrival and departure flights designated by the Group at the airport where SACC is located.

Pricing Policy

The service fees for the continuing connected transactions contemplated under the Catering Services Framework Agreement mainly comprise four parts, i.e. meal fees, service fees, in-flight supply service fees and storage management fees. The meal fees, being the main part, are determined with reference to raw material costs, labor costs, management fees and tax in as to the corresponding proportions of 38%, 38%, 12% and 12%, respectively, depending on the recovery of business from the pandemic and the industry environment. Other parts of the service fees are determined based on, where applicable, rental costs, labor costs, facilities depreciation costs and management fees. The labor costs above-mentioned will be determined with reference to the average wage of the preceding year published by the Shenzhen Municipal Government.

The relevant departments will set upper price limit for meals according to the local price level in Shenzhen and the consumer price index, and with reference to the catering standards of similar routes and the catering prices of similar routes of other airlines. The final meal fees shall not exceed the upper price limit set by the company.

Existing Annual Caps and Historical Transaction Amounts

Set out below are the annual caps for the continuing connected transactions contemplated under the Existing Catering Services Framework Agreement for the three years ending 31 December 2021 and historical transaction amounts of the continuing connected transactions contemplated under the Existing Catering Services Framework Agreement for the two years ended 31 December 2020 and the nine months ended 30 September 2021.

	For the year ended 31 December 2019 (RMB million)	For the year ended 31 December 2020 (RMB million)	For the year ending 31 December 2021 (RMB million)
Existing Annual Caps	231	266	306
	For the year ended 31 December 2019 (RMB million)	For the year ended 31 December 2020 (RMB million)	For the nine months ended 30 September 2021 (RMB million)
Historical Transaction Amounts	142	88	59(note)

Note: the historical transaction amount under the Existing Catering Services Framework Agreement for the nine months ended 30 September 2021 is an estimated number and subject to final settlement with SACC.

The difference between the historical transaction amounts and the existing annual caps are due to the significant reduction in flights in 2020 and 2021 due to the impact of the COVID-19 pandemic.

Annual Caps and Basis of Determination of the Annual Caps

The annual caps of the Catering Services Framework Agreement for the three years ending 31 December 2022, 2023 and 2024 are RMB200 million, RMB230 million and RMB265 million respectively. The above-mentioned annual caps were determined at an arms-length basis between both parties by reference to historical transaction amounts, the estimated passenger transportation volume in the next three years and the natural market growth. Major factors concerned include: (i) In 2019, the Company’s passenger traffic volume at Shenzhen Baoan International Airport is 14.67 million passenger visits, and the number of the daily flights of the Company at Shenzhen Baoan International Airport has already recovered to 83% to 90% of the level in 2019. It is estimated that the number of flights in 2022 will restore to 108% of the 2019 level and the passenger traffic volume will restore to 98.2% of the 2019 level, and accordingly, the estimated passenger traffic volume in 2022 will be approximately 14.41 million passenger visits, which brings about the estimation that the meal demand will be close to the 2019 level; (ii) the Company’s VIP lounge at Shenzhen Baoan International Airport has been procuring meals externally since January 2021, and the annual transaction amount is expected to reach RMB13 million. As the size of the lounge continues to expand, the demand for meals is expected to grow; (iii) according to the overall plan of Shenzhen Baoan International Airport and the estimation that the Company’s market share at Shenzhen Baoan International Airport is expected to reach 35% by 2025, based on which it is estimated that the Company’s passenger traffic volume at Shenzhen Baoan International Airport is expected to grow at an average annual rate of 19.4% from 2022 to 2025. Accordingly, the transaction amount of catering services is estimated, from a conservative perspective, to grow at an average annual rate of 15% from 2022 to 2025; and (iv) a 10% increase reasonably projected.

Reasons for and Benefits of Entering into the Catering Services Framework Agreement

SACC is a double-certified catering enterprise with both HACCP System Certification of SGS and ISO22000:2005 System Certification. It has sufficient staff and assets to complete all the work content required by the Catering Services Framework Agreement and has full ability to fulfill the contract. As a catering enterprise under CSAH, SACC is irreplaceable both in terms of long-term cooperation experience and convenience.

Internal Control Measures

The Company has adopted relevant internal control policies to monitor the pricing policy of the continuing connected transactions contemplated under the renewed Continuing Connected Transaction Agreements and to ensure that the annual caps set under the Continuing Connected Transaction Agreements will not be exceeded:

•

The Company’s internal audit department is responsible for the annual review and evaluation of the Group’s internal control procedures, including but not limited to the relevant information relating to the Continuing Connected Transaction Agreements. In addition, the internal audit department will prepare an internal control report for review and approval by the Board.

•

the Legal Standards Department and Finance Department of the Company is responsible for regularly monitoring, collecting and evaluating details of the continuing connected transactions under the Continuing Connected Transaction Agreements, including but not limited to the implementation of pricing policies, payment arrangements and actual transaction amounts under specific transactions, to ensure that such transactions are conducted in accordance with the Continuing Connected Transaction Agreements.

•	The Board Office of the Company is responsible for regularly reviewing the implementation of the pricing policy and the annual caps of the Continuing Connected Transaction Agreements.

•

the independent non-executive Directors have reviewed and will continue to review the continuing connected transactions contemplated under the Continuing Connected Transaction Agreements to ensure that the transactions are entered into in the ordinary and usual course of business of the Group on normal commercial terms and that the terms of the relevant Continuing Connected Transaction Agreements are fair and reasonable and in the interests of the Company and the shareholders as a whole; and

•	the Company’s auditors will also conduct an annual review of the pricing policy and annual caps of the continuing connected transactions under the Continuing Connected Transaction Agreements.

Having considered that (i) the above methods and procedures include the necessary components of a system of internal control such as designated departments and responsible officers, clear approval procedures and monitoring systems and detailed and defined evaluation criteria; and (ii) the above review procedures for the detailed and defined evaluation criteria will ensure that the transactions will be executed in accordance with the pricing principles set out in the Continuing Connected Transaction Agreements, the Directors (including the independent non-executive Directors) consider that the Company has implemented effective internal control and risk management measures and that such methods and procedures will ensure that the transactions contemplated under the Continuing Connected Transaction Agreements will be carried out on normal commercial terms and in the interests of the Company and its shareholders as a whole.

IMPLICATIONS UNDER THE LISTING RULES

CSAH is the controlling shareholder of the Company, directly and indirectly holding approximately 64.20% of the total number of issued shares in the Company as at the date of this announcement. CASH is a connected person of the Company under the Listing Rules. As CASH holds 60% equity interests in SACM and 50.1% equity interests in SACC, each of them is an associate of CASH and is a connected person of the Company under the Listing Rules.

According to the Listing Rules, as the highest applicable percentage ratio for the annual caps of the transactions contemplated under each of the Continuing Connected Transaction Agreements for the three-year period ending 31 December 2024 exceeds 0.1% but is less than 5%, the transactions contemplated under each of the Continuing Connected Transaction Agreements are only subject to the reporting, announcement and annual review requirements and are exempted from the independent shareholders’ approval requirement under the Listing Rules.

The transactions contemplated under each of the Continuing Connected Transaction Agreements are separate transactions from each other and they together do not constitute a series of transactions which should be aggregated pursuant to Rule 14A.81 of the Listing Rules.

Moreover, save as disclosed above, there are no other transactions which should be aggregated with the transactions contemplated under each of the Continuing Connected Transaction Agreements under Rules 14.22 and 14A.81 of the Listing Rules.

The Directors (including the independent non-executive Directors) consider that the terms of the Continuing Connected Transaction Agreements and the caps in respect thereof are fair and reasonable, and the transactions contemplated thereunder are entered into on normal commercial terms or better, and in the ordinary and usual course of business of the Company, and are in the interests of the Company and its shareholders as a whole.

Among the six Directors, Mr. Ma Xu Lun and Mr. Han Wen Sheng, were deemed to have material interests in the continuing connected transactions contemplated under the Continuing Connected Transaction Agreements due to their positions held in CSAH, and thus are required to abstain from voting on the relevant resolutions at the board meeting. Save as mentioned above, none of the other Directors has a material interest in such transactions and is required to abstain from voting on the relevant resolution at the board meeting. All remaining four Directors who were entitled to vote unanimously approved the above resolutions. The format and procedure for passing the resolutions were in compliance with the Company Law of the People Republic of China and the articles of association of the Company.

GENERAL INFORMATION

The principal business activity of the Company is that of civil aviation services.

The principal business activity of SACM is that of designing, producing, publishing and handling all kinds of domestic and overseas advertisements; commodity exhibition, cultural events planning; trading business information services; sales of stationery goods, arts & crafts; and project investment. As at the date of this announcement, CSAH and the Company hold 60% and 40% equity interests in SACM respectively.

The principal business activity of SACC is that of provision of in-flight catering, delivery and other services to airlines. As at the date of this announcement, CSAH holds 50.1% equity interests in SACC.

CSAH is a state-owned enterprise established in the PRC. The principal business activity of CSAH are (i) operating the Group and other enterprises which the Group invested in and which constitutes wholly state-owned assets and state-owned equity formed through the state’s investments; (ii) engaging in operations in air transportation, as well as other relevant industries including, financing, construction and development and media and advertising through CSAH’s subsidiaries.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following expressions are defined as follows:

“Board”	the board of directors of the Company

“Catering Services Framework Agreement”	the new catering services framework agreement dated 28 December 2021 entered into between the Company and SACC for a term of three years from 1 January 2022 to 31 December 2024

“Company”	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American depositary receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“Continuing Connected Transaction Agreements”	collectively, the Media Services Framework Agreement and the Catering Services Framework Agreement

“CSAH”	China Southern Air Holding Company Limited, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“Directors”	the directors of the Company

“Existing Catering Services Framework Agreement”	the catering services framework agreement dated 27 December 2018 entered into between the Company and SACC for a term of three years from 1 January 2019 to 31 December 2021

“Existing Media Services Framework Agreement”	the media service framework agreement dated 27 December 2018 entered into between the Company and SACM for a term of three years from 1 January 2019 to 31 December 2021; and the supplemental agreement to the Media Services Framework Agreement dated 29 November 2019 between the Company and SACM in relation to the revision of the relevant annual caps

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Listing Rules”	The Rules Governing the Listing of Securities on the Stock Exchange

“Media Services Framework Agreement”	the new media service framework agreement dated 28 December 2021 entered into between the Company and SACM for a term of three years from 1 January 2022 to 31 December 2024

“PRC” or “China”	the People’s Republic of China (other than, for the purpose of this announcement only, Hong Kong, the Macau Special Administrative Region and Taiwan)

“RMB”	Renminbi, the lawful currency of the PRC

“SACC”	Shenzhen Air Catering Co., Ltd. (深圳航空食品有限公司), a company owned as to 50.1% by CSAH as at the date of this announcement

“SACM”	Southern Airlines Culture and Media Co., Ltd. (中國南航集團文化傳媒有限公司), a company owned as to 40% by the Company and 60% by CSAH as at the date of this announcement

“SACM Group”	SACM and its subsidiaries

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

28 December 2021

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive Directors.